Corporate Capital Trust SC TO-I/A

Exhibit 99.(a)(5)(c)

Corporate Capital Trust Announces Extension of Tender Offer

SAN FRANCISCO, Calif., December 11, 2017 – Corporate Capital Trust, Inc., a leading business development company, today announced it has extended the offering period of its previously announced tender offer (the “Tender Offer”) to purchase up to $185,000,000 in shares of its common stock. The tender offer is now scheduled to expire at 5:00 p.m., New York City time, on December 15, 2017, unless extended or withdrawn.

Broadridge, Inc., the depositary for the Tender Offer, has advised the Company that as of 5:00 p.m., New York City time, on December 8, 2017, the last business day prior to the announcement of the extension of the Tender Offer, 20,262,424 shares of common stock have been properly tendered pursuant to the Tender Offer and not properly withdrawn. Shareholders who have already tendered their shares of common stock do not have to re-tender their shares or take any other action as a result of the extension of the expiration date of the Tender Offer.

Broadridge, Inc. is acting as information agent for the Company in the Tender Offer. Requests for documents and questions regarding the Tender Offer may be directed to Broadridge, Inc. by telephone, toll-free at (855) 793-5068.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Company expects to use available cash and/or borrowings under its existing senior secured revolving credit facility to purchase shares in the Tender Offer and to pay for all related fees and expenses. The full details of the Tender Offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, dated November 14, 2017, the related Letter of Transmittal and the other documents related to the Tender Offer (collectively, the “Tender Materials”), which the Company has filed with the Securities and Exchange Commission (the “SEC”) and has disseminated to shareholders. Shareholders are urged to carefully read the Tender Materials because they contain important information, including the terms and conditions of the Tender Offer. Shareholders may obtain free copies of the Tender Materials at the SEC’s website at http://www.sec.gov. Questions and requests for assistance by shareholders may be directed to Broadridge, Inc. at (855) 793-5068 (toll-free). In addition, shareholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at: www.CorporateCapitalTrust.com or by contacting the Company at 555 California Street, 50th Floor, San Francisco, California 94104 or by phone at (415) 315-3620.

About Corporate Capital Trust

Corporate Capital Trust is a business development company that provides investors an opportunity to access middle market direct lending investments. The Company is externally managed by KKR Credit Advisors (US) LLC (“KKR”), a subsidiary of KKR & Co. LLP (“KKR & Co.”), and its investment objective is to provide shareholders with current income and, to a lesser extent, long-term capital appreciation. The Company intends to meet its investment objective by investing primarily in the debt of privately owned companies, with a focus on originated transactions. For additional information, please visit www.corporatecapitaltrust.com.

About KKR

KKR & Co. is a leading global investment firm that manages multiple alternative asset classes, including credit, private equity, energy, infrastructure and real estate, and, through its strategic manager partnerships, hedge funds. KKR & Co. aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR & Co. portfolio companies. KKR & Co. invests its own capital alongside its partners' capital and provides financing solutions and investment opportunities through its capital markets business. References to KKR’s investments may include the activities of its sponsored funds. For additional information about (NYSE: KKR), please visit KKR's website at http://www.kkr.com and on Twitter @KKR_Co.

Forward-Looking Statements

The information in this press release may include “forward-looking statements.” These statements are based on the beliefs and assumptions of the Company’s management and on the information currently available to management at the time of such statements. Forward-looking statements generally can be identified by the words “believes,” “expects,” “intends,” “plans,” “estimates” or similar expressions that indicate future events. Important factors that could cause actual results to differ materially from the Company’s expectations include the ability to complete the Tender Offer and other factors disclosed in the Company’s filings with the SEC, including the Company’s annual report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 20, 2017. The Company undertakes no obligation to update such statements to reflect subsequent events.

Media Contact
Kristi Huller or Cara Major
media@kkr.com

Investor Relations Contact
Danny McMahon or Donna Bass
CCT-IR@kkr.com